Exhibit 99.2

Elong Power Holding Limited Announces Closing of US$7.6 Million Public Offering

BEIJING, Feb 3, 2026 (GLOBE NEWSWIRE) – Elong Power Holding Limited (Nasdaq: ELPW) (“Elong Power” or the “Company”), a provider of high power battery technologies for commercial and specialty alternative energy vehicles and energy storage systems, today announced the closing of its underwritten public offering (the “Offering”) of 2,400,000 Units on a firm commitment basis, at a price of US$3.16 per Unit. Each Unit consists of one Class A ordinary share, par value of US$0.00016 per share (each a “Class A Ordinary Share”), of the Company and one common warrant (each a “Common Warrant”) to purchase one Class A Ordinary Share.

Each Common Warrant will expire three years from the date of issuance, and is exercisable immediately on the date of issuance at an exercise price of US$3.16 per share, subject to adjustment on February 9, 2026 and February 13, 2026 to the price that is equal to 70% and 50%, respectively, of the initial exercise price of the Common Warrants, and the number of Class A Ordinary Shares underlying the Common Warrants will be proportionately increased. The Common Warrants may also be exercised on a zero cash exercise option pursuant to which the holder may exchange each Common Warrant for twice the number of Class A Ordinary Shares issuable on a cash exercise of such Common Warrant.

The Company has granted the underwriter a 45-day option to purchase up to 360,000 additional Class A Ordinary Shares and/or 360,000 additional Common Warrants, at its respective public offering price less underwriting discounts and commissions, to cover any over-allotment. On February 2, 2026, the underwriter partially exercised such option with respect to 242,270 Common Warrants.

The company received total gross proceeds of approximately US$7.6 million, before deducting underwriting discounts and other offering expenses. The Company intends to use the proceeds from the Offering for general corporate purposes and working capital.

Maxim Group LLC acted as the exclusive underwriter. Ortoli Rosenstadt LLP acted as U.S. securities counsel to the Company, and Pryor Cashman LLP acted as U.S. securities counsel to the underwriter, in connection with the Offering.

A registration statement on F-1 (File No. 333-292937) was filed with the U.S. Securities and Exchange Commission (“SEC”) and was declared effective by the SEC on January 29, 2026. The Offering was made only by means of a prospectus forming part of the effective registration statements. A final prospectus relating to the Offering was filed with the SEC and is available on the SEC’s website at www.sec.gov.

This press release has been prepared for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, and no sale of these securities may be made in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

About Elong Power

Elong Power Holding Limited, a Cayman Islands exempted company, is committed to the research and development, manufacturing, sales and service of high-power lithium-ion batteries for electric vehicles and construction machinery, as well as large-capacity, long-cycle lithium-ion batteries for energy storage systems. Elong Power is led by Ms. Xiaodan Liu, Elong Power’s Chairwoman and CEO.

Elong Power has a comprehensive product and technology system that includes battery cells, modules, system integration, and battery management system development, based on high-power lithium-ion batteries and battery system products for long-cycle energy storage devices. Elong Power offers advanced energy applications and full life cycle services. Its product portfolio includes products utilizing lithium manganese oxide and lithium iron phosphate, among others, to meet the needs of high-power applications and energy storage applications in various scenarios.

Forward-looking Statements

This press release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the products offered by Elong Power and the markets in which it operates, and Elong Power’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including, but not limited to: the ability of Elong Power to maintain the listing of its securities on Nasdaq; the fact that the price of Elong Power’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which Elong Power operates; variations in performance across competitors; changes in laws and regulations affecting Elong Power’s business and changes in its capital structure; the ability to implement business plans, meet forecasts and other expectations; its need for substantial additional funds; the parties’ dependence on third-party suppliers; risks relating to the results of research and development activities, market and other conditions; its ability to attract, integrate, and retain key personnel; risks related to its growth strategy; risks related to patent and intellectual property matters; and the ability to obtain, perform under and maintain financing and strategic agreements and relationships. Accordingly, these forward-looking statements do not constitute guarantees of future performance, and you are cautioned not to place undue reliance on these forward-looking statements. Risks regarding Elong Power’s business are described in detail in Elong Power’s SEC filings which are available on the SEC’s website at www.sec.gov, including in Elong Power’s Annual Report on Form 20-F and Elong Power’s subsequent filings with the SEC. These forward-looking statements speak only as of the date hereof, and Elong Power expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations or any changes in events, conditions, or circumstances on which any such statement is based, except as required by law.

For investor and media inquiries, please contact:

Elong Power Investor Contact

ir@elongpower.com